

INVEST IN **SORCE**

Regenerating human energy with the touch of a finger

LEAD INVESTOR



Dominique Farnan

I am thrilled to lead the investment in SORCE, a company that is at the forefront of shaping the future of work and regenerative leadership. SORCE is not just a wellness app; it is a groundbreaking force that addresses the critical issue of the human energy crisis. What sets SORCE apart is its innovative use of sensor-free biometrics and psychometrics. This technology empowers us to understand and harness human potential in ways previously unimaginable. By taking this approach, SORCE is uniquely positioned to revolutionize how we approach well-being and performance in the workplace. But SORCE is more than just a technology company. We are pioneers in the field of regeneration. We are driven by a deep commitment to enhancing not only individual lives but also the collective well-being of organizations and society as a whole. Our mission is to empower leaders and teams to thrive and create positive, lasting impact. I have full confidence in SORCE's visionary team and their dedication to pushing the boundaries of what's possible. Together, we have the opportunity to drive meaningful change and shape a future where work is not only productive but also nourishing, where leadership is not just effective but regenerative. Join me in supporting SORCE on this incredible journey. Together, we will redefine the way we work, lead, and live.

Invested $25,000 this round

sorce.io Santa Monica CA

Highlights

1. Working with fortune 500 companies including Mars, Accenture and PetSmart
2. 1 Patent filed for first biometric + psychometric driven content engine
3. SORCE CTO recently experienced exit of company he founded in 2003 for $700M
4. $50k closed and one contract renewal in the last 60 days
5. SORCE being featured in a documentary series to be released in the fall of 2023
6. $67M ARR projected by 2026 from enterprise sales alone (not guaranteed)

Our Team



Jessica Corbin Founder/CEO

Div 1 Athlete; Olympic Torch Barer, Nasdaq "Milestone Maker", sold previous company IP to major media outlet

IP to major media outlet



Kristi Britto Founder/COO

Former Director of Ops for Eyeworks, spearheaded a $273M acquisition



Kai Mildenberger CTO

Former Co-Founder and CEO of SupplyFrame; Led Opus360 to IPO; Has a 9-figure exit



J. Galen Buckwalter Head of Psychometrics

Founding CSO of eHarmony. Develops advanced AI with adaptive humanists values



Benedikt Terhecte Lead iOS Engineer

20+ years experience with IOS, Swift, ObjC and other buzz words



Lisa May Business Development

Leads companies to a dominant market share position including a $550M US Obesity Franchise at Johnson & Johnson



Eugene Russiyanov Biomedical Engineer

Senior electrical engineer specializing in biomedical device development



Heike Terhechte Lead Data Scientist

Skills: Scala · Recommender Systems · Elasticsearch · Machine Learning · Apache Spark · Python (Programming Language) · A/B Testing · Hive · Apache Oozie · Ranking · Data Analysis



Deb Lauren Poole VP of Partner Growth and Development

The V.P. of Partner Growth and Development Supports all in app coaches to ensure a diverse, professional representation in the SORCE App and helps Channel Partners and affiliates share Sorce with their clients and community.



Cassidy Walker Director of Client and Community Operations

Comprehensive support to ensure seamless operations for project managing, events, and business development.



Nathan Kamens Head of Impact Strategy

People forward sales ninja and impact strategist



Ben Toth Backend Software Engineer

I make the internet.

Regenerating human energy with a touch of a finger





We are SORCE. We are on a mission to regenerate human energy using modern science, ancient wisdom and the collective power of humanity to propel us forward.

We created a tool that helps us tap into the intelligence of the nervous system and awakens our ability to energetically align with the logic of life.

All without a wearable - and keeping everyone's privacy private. For real.


The Problem


The Human Energy Crisis
is a TRILLION dollar issue
•In May 2019, the World Health Organization (WHO) issued an official ICD-11 diagnosis for "burnout" - which is defined as "mismanaged workplace stress"
•These costs manifest in the form of lost productivity, healthcare, turnover and recruitment, reduced economic growth.
•Annual burnout costs on the economy is approx one TRILLION dollars
Healthcare
$300 Billion
Turnover and Recruitment
$275 Billion
Lost Productivity
$322 Billion
Sources: World Economic Forum, American Institute of Stress, Gallup

The problem we're addressing? It's a global epidemic. Burnout and mismanaged stress are wreaking havoc, costing a staggering one trillion dollars. These costs manifest in the form of lost productivity, healthcare, turnover and recruitment, and reduced economic growth.

Burnout is fundamentally a waste of human potential - but this is preventable.

The Pitch


Interactive Dashboard
Inhale
Push
"You're ready for anything and everything the day is going to throw at you."
Your Coach
Maintain
"You're doing all the right things at a sustainable level - sleeping well and managing stress."
Your Coach
Recover
"You've been pushing yourself more than usual. Use whatever you need to help reset."
Your Coach

Enter SORCE - Imagine being able to revive and renew people with just a touch of a finger. How powerful would that be in a world where 75% of folks are experiencing burnout?

We're not talking about a temporary energy boost here. We're talking about regenerating that energy and bringing people back to life!

SORCE delivers two tools: the **SORCE App**, which empowers individuals to regenerate their energy, and the **SORCE Platform** - an all-in enterprise solution for tapping into the nervous system of entire organizations.

Unique Position


Our approach results in an 70% participation rate


3x the average of other corporate wellness programs
Objective biometrics + wearables
Subjective surveys + coaching
headspace
meQuilibrium
Virgin Pulse
THRIVE GLOBAL
fitbit
EXOS
WHOOP
WATCH
ŌURA

Wearables, meditation apps and surveys alone don't get the job done.

In order to track and treat stress, you have to combine biometrics (body) and psychometrics (mind) in a way that is cost effective at scale.

SORCE is uniquely positioned to tackle the human energy crisis head-on. We leverage sensor-free biometrics and psychometrics, setting us apart from the competition. We're not just another wellness app. We're pioneers in the field of regeneration.


Market & Target


Total Addressable Market by 2026
$6 Billion
Consumer Wellness Apps
$90 Billion
Corporate Wellness

SORCE was built to penetrate the Consumer Wellness App market (TAM = $6B by 2026) and the Corporate Wellness market (TAM = $90B by 2026) getting

SORCE's TAM close to $1 TRILLION by 2026. And although the TAM is huge, what makes our Go-To-Market exceptional is how we partner with world-class health and performance coaches to establish a foothold in these markets. We have made the bold choice to let coaches use the SORCE Platform for FREE. Doing so enables the coach to show the objective impact of their coaching and allows them to scale their business across an org or an audience seamlessly. In turn, SORCE get's accelerated access to our desired markets. Another WIN-WIN-WIN created!!! #regenerative

Early Traction


SELECT CUSTOMER PIPELINE
MARS
BOOSTER
accenture
PETSMART
ultragenyx
DIRECTV
group nine media
alo yoga
Validate Target
Identify Champions
Book Pitch


Execute
MSA
Annual
Contract
Contract
Renewal

Our early traction in the enterprise sector is proof that our go-to-market strategy works. Out of the **$400k** in revenue generated, **$300k** came through one high impact channel partner. We're learning from this success, and in the next **12 months, we plan to authorize 30 coaches to sell SORCE**, catapulting our revenue to great heights.

And take a look at our pipeline- we have some exceptional players in the mix.


The Team


Jessica Corbin
Founder/ Chief Energy Officer
Previous start-up assets sold to major outlet; Div 1 athlete + Olympic Torch Bearer
Kristi Britto
Founder/ Chief Operations Officer
Former Director of Ops for Eyeworks, spearheaded a $273M acquisition
Kai Mildenberger
Chief Technology Officer
Co-Founder and CEO of SupplyFrame; Led Opus360 to IPO; Has a 9-figure exit
Benedikt Terhechte
Lead iOS Engineer
20+ years experience with IOS, Swift, ObjC and other buzz words
Nathan Kamens
Impact Strategy
People forward sales ninja and impact strategist
J. Galen Buckwalter
Chief Scientist
Founding CSO of eHarmony. Develops advanced AI with adaptive humanists values


Eugene Russiyanov
Biomedical Engineer
Senior electrical engineer specializing in biomedical device development
Lead Data Scientist
Expert data science, data analytics and machine learning
Lisa May
Business Development
Leads companies to a dominant market share position

SORCE's core team is made up of media specialists, system architects, data scientists and regenerative world builders who have seen the full life cycle of company from inception to IPO.

What connects each and everyone of us is that we all share in the passion and belief that the human energy crisis can be solved and SORCE is positioned to do it.


The SORCE Platform


SORCE
01:25

It is time to officially introduce you to our prized creation, the SORCE Platform. The platform includes the SORCE App and Real-Time Dashboards, all powered by our proprietary Regenerative AI.

We're sensing and responding to the energetic needs of people, all without the need of a wearable.

And if you are curious to hear about user's experience, check this out.



In a world where work is not being conducted remotely and will likely remain distributed for the foreseeable future, having a solution like SORCE is invaluable.
Katelin Holloway
Partner @Initialized Capital
02:37

The Science



SORCE combines sciences that address energetic needs and "speaks" in a language that results in holistic behavior change
Heart Rate Variability (HRV)
Heart Rate Variability (HRV) allows the SORCE App to see into an individual's nervous system to advise how much effort or recovery would be optimal.
Regenerative AI
Psychometrics
Leveraging the power of psychometrics, the SORCE App can communicate to the user in a language that makes them feel understood and motivated to take action.
Allostatic Load
The science of allostatic load examines the cumulative wear and tear on the body caused by chronic stress and the resulting physiological dysregulation.

SORCE combines sciences like Heart Rate Variability and Allostatic Load to address the user's energetic needs.

For those curious deep divers wanting to know more about the sciences, CLICK HERE for a peer reviewed article on Allostatic Load written by our very own J. Galen Buckwalter. CLICK HERE if you want to nerd out on HRV.

We also leverage the science of psychometrics to "speak" to the user in a language that's more likely to result in holistic behavior change. Our Regenerative AI enabled tech ensures a high level of data fidelity and communication.



Regenerative AI



SORCE's **Regenerative AI** not only drives positive outcomes and user engagement but business and IP development
Users land and expand through Enterprise and Consumer markets
As volume of users increase , AI is fed more biometrics and psychometric data
Intelligence and sophistication of the "nucleus " increases
Data rich reporting unlocked and interventions deployed that align with SORCE Energy Principles
Regenerative impact achieved, fans created and LTV increases
Further IP developed based on what we find moves the needle the most
SORCE
The nucleus of SORCE is a **Regenerative AI** that informs how to avoid burnout and unlock potential

The nucleus of SORCE is our Regenerative AI. It not only drives positive health outcomes and user engagement, but it's also a goldmine for business and IP development. With time and data, the Regenerative AI becomes smarter and more predictive, helping people and organizations get ahead of patterns that degrade health and profit.

Pricing


For the Enterprise Market SORCE offers the following platform based subscription pricing, becoming more cost effective at scale
Recurring for 12 months
$2000/mo ($20 PEPM for 100 participants)
$5000/mo ($10 PEPM for 500 participants)
$8000/mo ($8 PEPM for 1000 participants)
$12000/mo ($6 PEPM for 2000 participants)
$20,000/mo ($4 PEPM for 5000 participants)
For the Consumer Market the SORCE App is competitively priced at $19/month
* pricing is based on averages, subject to change
** PEPM = Per Employee Per Month

Let's talk numbers. The SORCE App is priced at a competitive $19 per month for the consumer market.

And for our enterprise customers, we offer platform-based subscription pricing, getting more cost-effective as we scale. We're here to make regeneration accessible to all - seriously.

Forecasted Revenue


$75mm
$60mm
$45mm
$30mm
67,041,000
25,237,000


$15mm
710,000
3,552,000
9,780,000
2024
2025
2026
2027
2028

Note: forecasted revenue is forward looking and cannot be guaranteed.

In 1Q24 SORCE begins to shift focus from the small-medium size groups into higher volume enterprise clients. By 2028, SORCE projects annual revenues upward of $67M just from enterprise platform sales (not guaranteed).

Growth Model


Revenue
Time
Phase 3
Ancillary Revenues
Phase 2
Category Expansion
Phase 1
Multi-Channel
Revenue Opportunities:
• Fully realized lifestyle brand launching experiential branded events
• Merchandise
• Industry Trend Reports
Revenue Opportunities:
• Launch of in-house consultancy
• SORCE Certification
• Develop strategic white-label partnerships
Revenue Opportunities:
• Platform based subscription pricing targeting corporate customers
• D2C
• B2B2C expansion

SORCE unlocks three phases of business opportunities, each providing revenue and building toward higher customer lifetime value. The growth potential for SORCE is extraordinary.

Regenerative Business


Old Paradigm
Organization as a MACHINE
Mechanistic
• Control and predict
• Power over
• Short-termism
• Rational analytic thinking
GOAL
To generate accelerated revenue for shareholders
Regenerative Business
Organization as an ORGANISM
Living System
• Sense and respond
• Power with
• Intergenerational
• Whole bodied thinking
GOAL
To produce accelerated value for stakeholders
Source: Laura Storm, Giles Hutchins and Regenerators Academy

When you invest in SORCE you are investing in a regenerative business. Every aspect of SORCE aligns with living system logic and regenerative practices that extend value through the whole ecosystem.

Raising capital from our community rather than traditional venture helps us formulate our business with a higher order to share our the outcomes of our success with our closest stakeholders including coaches, customers and the earth.

Join us today, and be a part of solving the human energy crisis once and for all.

Invest Today